May 24, 2023

VIA EDGAR

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re: Zacks Trust (the “Trust”), File Nos. 811-23435 and 333-232634

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of the Trust, pursuant to: (i) the Securities Act of 1933 and Rule 485(a) thereunder; (ii) the Investment Company Act of 1940; and (iii) Regulation S-T, please find attached Post-Effective Amendment No. 4 to the Registration Statement of the Trust.

This amendment is being filed for the purpose of adding three new series to the Trust’s Registration Statement. This amendment contains prospectus and statement of additional information, Part C, and the signature page for the Zacks All-Cap Core Fund, Zacks Small-Cap Core Fund, and Zacks Dividend Fund.

If you have any questions concerning this filing, please contact Tanya Boyle at 678.553.2432.

Sincerely,

Very truly yours,

/s/ Greenberg Traurig, LLP

Greenberg Traurig, LLP